EXHIBIT 99.(a)(1)(A)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS
TO PURCHASE COMMON STOCK OF ALSIUS CORPORATION

JUNE 16, 2008

THE OFFER AND YOUR RIGHT TO WITHDRAW OPTIONS YOU TENDER WILL EXPIRE AT 5:00 P.M., PACIFIC DAYLIGHT TIME, ON JULY 25, 2008, UNLESS THE OFFER IS EXTENDED.  THE COMPANY MAY EXTEND THE OFFER PERIOD AT ANY TIME.

Alsius Corporation (the "Company") is making an offer, upon the terms and conditions in this Offer Statement and related Letter of Transmittal (which together constitute the "Offer"), which will remain open until July 25, 2008 (the "Expiration Date").  The Offer is being made to all "Eligible Participants" providing them with the opportunity to tender their currently outstanding options to purchase shares of the Company's common stock ("Eligible Options") in exchange for restricted stock units that provide a right to receive common shares ("RSU").  RSUs will be granted under the Alsius Corporation 2006 Equity Incentive Plan (the "Plan").  “Eligible Participants” are employees (full-time or part-time), officers of, or consultants or advisors to, the Company as of June 16, 2008 who hold Eligible Options and continue to be employed by or in service to the Company through 5:00 p.m. Pacific Daylight Time on July 25, 2008 (the “Expiration Date”).  If the Company extends the period of time during which this Offer remains open, the term “Expiration Date” will refer to the latest time and date at which this Offer expires.

The purpose of the Offer is to counteract the loss of Company common stock ("Common Stock") value which has caused all outstanding options to have exercise prices in excess of the current fair market value of Company common shares.  The Company would also like to incentivize management to continue to strive to increase Company value for the benefit of stockholders.  The Offer was approved by the Company's Board of Directors on May 30, 2008.

There are currently Eligible Options outstanding to purchase 2,904,450 shares of Common Stock at various exercise prices.  The Common Stock is listed on the Nasdaq Capital Market under the symbol ALUS.  On June 12, 2008, the last reported sale price of the Common Stock was $0.85.

If you wish to accept this Offer, you are free to elect to exchange as many or as few of your Eligible Options as you like provided, however, that you must exchange all shares issuable under each discrete Eligible Option grant you wish to exchange.  For example, if you are holding one grant of Eligible Options with the right to purchase 150 shares of Common Stock, and another grant of Eligible Options with the right to purchase 50 shares of Common Stock, you may tender none, one or both of these Eligible Option grants.  However, you may not partially tender an Eligible Option grant (e.g., 50 shares of the Eligible Option grant for 150 shares or 25 shares of the Eligible Option grant for 50 shares).

Eligible Participants will receive RSUs in exchange for Eligible Options that are properly tendered in the Offer and that are accepted by the Company.  If you elect to tender Eligible Options in response to this Offer, please follow the instructions in this document and the related documents, including the Letter of Transmittal.

It is expected that RSUs will be granted under the Plan on the first business day after the Expiration Date (the "Grant Date").  RSUs will be subject to forfeiture and other restrictions until they vest.  Even if your Eligible Options already are vested, the RSUs that you receive in the Offer will be subject to vesting.  RSUs will vest in three equal annual installments following the Grant Date conditioned on the Eligible Participant providing "Continuous Service" (as defined in the Plan) to the Company.  If an RSU holder's Continuous Service is terminated by the Company without "Cause" (as defined in the RSU agreement), the RSUs subject to vesting during such year will be accelerated on a pro-rated basis through the date of termination.  RSUs will also be subject to accelerated vesting (either in whole or in part) upon a "Corporate Transaction" (as defined in the Plan).

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If you properly tender your Eligible Options, the RSUs granted to you in exchange will be subject to the terms and conditions set forth in the Plan and an RSU agreement. The number of RSUs that you will be granted in exchange for the cancellation of your Eligible Options will be equal to one-half (1/2) of the number of shares issuable in the aggregate under all of your tendered Eligible Option(s) (rounded down to the nearest whole number).  As a hypothetical example, if you have one Eligible Option representing the right to purchase 101 shares of Common Stock and another Eligible Option representing the right to purchase 201 shares of Common Stock and you elect to exchange both Eligible Option for RSUs, you will receive an RSU on the Grant Date representing the right to receive 151 shares of Common Stock.

All of your Eligible Options that you do not properly tender (or which are not accepted by the Company) will remain outstanding, without change to the exercise price, the number of shares or the other terms and conditions as currently in effect.

Although the Company's Board of Directors and its Compensation Committee have authorized the Offer, none of the Company, the Company's Board of Directors or the Compensation Committee makes any recommendation as to whether you should tender your Eligible Options for exchange. You must make your own decision whether to participate in the Offer.

The Offer is not conditioned on participation by a minimum number of Eligible Participants or a minimum number of Eligible Options being tendered for exchange.

The Offer has not been approved or disapproved by the United States Securities and Exchange Commission ("SEC"), any state securities commission, nor has the SEC or any state securities commission whether the information in this document is accurate or complete.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE FINANCIAL PLANNING SERVICES TO ELIGIBLE PARTICIPANTS OR TO MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS PURSUANT TO THE OFFER.  IF ANYONE MAKES ANY SUCH RECOMMENDATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION AS HAVING BEEN AUTHORIZED BY US.

If you tender your Eligible Options, you may withdraw your tendered Eligible Options before the Expiration Date and retain them on their original terms by following the instructions herein.

Investing in our securities involves a high degree of risk.  See ''Risk Factors'' in Section 13 of this Offer for a discussion of information that you should consider before tendering Eligible Options in this Offer.

Eligible Participants are strongly encouraged to read this entire package of materials, and the publicly filed information about the Company referenced herein, before making a decision regarding the Offer.

TO TENDER YOUR ELIGIBLE OPTIONS YOU MUST CAREFULLY FOLLOW THE PROCEDURES DESCRIBED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS DISCUSSED HEREIN RELATED TO OUR OFFER.

If you have any question or need assistance, you should contact the Company.  You may request additional copies of this document or the Letter of Transmittal from the Company.  The Company may be reached at:

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Alsius Corporation
Brett Scott, Chief Financial Officer
15770 Laguna Canyon Road, Suite 150
Irvine, California 92618
(949) 453-0150, ext. 154

Nothing in this document gives, or shall be considered to give, you the right to remain in the employ or service of the Company.  Nothing in this document shall limit the right of the Company to terminate your employment or service at any time for any reason or no reason.  Nothing in this document shall be considered a contract or guarantee of wages or consideration.

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TABLE OF CONTENTS

SECTION	PAGE

Summary of Terms	1

The Offer
1.	Offer to Exchange Options and Expiration Date	3
2.	Procedure for Tendering Options	4
3.	Withdrawal Rights; Change in Election	7
4.	Tender of Options and Issuance of Restricted Stock Units	7
5.	Background and Purpose of the Offer	9
6.	Price Range of Common Stock	10
7.	Source and Amount of Consideration	11
8.	Transactions and Arrangements Concerning Options	12
9.	Accounting Consequences of the Offer	12
10.	Financial Information Regarding the Company	12
11.	Extension of Tender Period; Termination; Amendments; Conditions	13
12.	U.S. Federal Income Tax Consequences	13
13.	Risk Factors; Forward Looking Statements	15
14.	Fees and Expenses	26
15.	Additional Information; Miscellaneous	27

Letter of Transmittal

-iv-

SUMMARY OF TERMS OF
OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS
TO PURCHASE COMMON STOCK OF ALSIUS CORPORATION

The following information should answer most of the questions that you may have about this Offer to Exchange Certain Outstanding Options to Purchase Common Stock, including this Summary of Terms and any other communications we may periodically send to you (which together, as they may be amended from time to time, constitute the “Offer”).  Please read the remainder of the Offer and the accompanying documents carefully and in their entirety as they contain information relevant to your decision as to whether or not to participate in this Offer.  We have included references to the relevant sections of the Offer where you can find a more complete description of the topics discussed in this Summary of Terms.

The Company	Alsius Corporation, a Delaware corporation, with principal executive offices at 15770 Laguna Canyon Road, Suite 150, Irvine, California 92618, telephone (949) 453-0150.
The Options Eligible for Exchange
As of June 16, 2008, the Company had 2,904,450 options to purchase common stock outstanding eligible for exchange.   The per share exercise price of the options ranges from $0.92 to $6.08 with a vast majority of the options having a per share exercise price of $5.10.  (For more information, see Section 6 of the Offer).

Market Price of the Common Stock
The Company's common stock is listed on the Nasdaq Capital Market under the symbol ALUS. On June 12, 2008, the last reported sale price of a share of Company common stock was $0.85.  (For more information, see Section 6 of the Offer).

The Offer
This Offer to exchange stock options for restricted stock units ("RSUs") is being made to all option holders who are current employees (full-time or part-time), officers of, or consultants or advisors to, the Company and who remain in service through the below expiration date of this Offer.  The Offer is not being made to non-employee members of the Company's board of directors. The purpose of the Offer is to counteract the loss of share value, which has caused all outstanding options to have exercise prices in excess of the current fair market value of Company common shares.  The Company would also like to incentivize management to continue to strive to increase Company value for the benefit of stockholders.  The Offer is completely voluntary.  (For more information, see Sections 1 and 5 of the Offer).

Exchange
Until the Offer's expiration date, Eligible Participants can tender options to purchase common stock in exchange for RSUs.  You may tender as many or as few of your Eligible Option grants as you like provided, however, that you must exchange all shares issuable under each discrete Eligible Option grant that you wish to exchange.  Your tender must be in accordance with the instructions herein and a properly completed Letter of Transmittal must accompany your tender.  If you elect to participate in the Offer and if the Company accepts the options tendered by you, the number of RSUs that you will be granted in exchange for the tender of your Eligible Options will be equal to one-half (1/2) of the aggregate number of shares issuable under all of your tendered Eligible Options (rounded down to the nearest whole number).  It is expected that the RSUs will be granted to you on the first business day after the Offer's Expiration Date, and the RSUs will be granted under the Company's 2006 Equity Incentive Plan (the "Plan").  (For more information, see Sections 1, 2 and 4 of the Offer).

Vesting
All RSUs will be completely unvested upon issuance, regardless of whether the options surrendered in exchange are partially vested.  Subject to other terms and conditions, the RSUs will vest in three equal annual installments over three years from the grant date, provided that you remain in continuous service with the Company through the applicable vesting date.  Accelerated vesting of the RSUs may also be provided under certain circumstances.  (For more information, see Section 4 of the Offer).

Expiration Date of the Offer
5:00 p.m., Pacific Daylight Time, on July 25, 2008, unless extended by the Company.  The Letter of Transmittal and related paperwork must be received by the Company by this time, as instructed herein.  (For more information, see Section 1 of the Offer).

Rescission Rights
If you tender your options and change your mind, you may rescind and withdraw your tendered options at any time until the Expiration Date of the Offer.  (For more information, see Section 3 of the Offer).

How to Tender Options	To tender your options, you must complete the Letter of Transmittal and the actions described in Section 2 of the Offer. (For more information, see Section 2 of the Offer).
Tax Consequences
As a United States taxpayer, you should incur no immediate tax consequences when you tender your options and receive RSUs in exchange.  The Company believes that the exchange will be treated as a non-taxable exchange.  We recommend that you consult a professional tax advisor if you have questions concerning the tax consequences of participating in the Offer.

As a United States taxpayer, you will recognize ordinary income when any of your RSUs are settled with shares of the Company’s common stock, in an amount equal to the fair market value of the shares on the settlement date.  The Company will determine the fair market value of the shares in accordance with the Plan and it will be based on the closing price of the Company's common stock on the Nasdaq Capital Market (or other principal stock exchange on which the Company's common stock is then listed) on the relevant vesting date. The ordinary income resulting from the settlement of the RSUs will be subject to income and payroll withholding tax and will be reflected in the Form W-2 reported to the Internal Revenue Service for the year in which vesting occurs.  It is the Company's intent, unless a holder requests otherwise, that a number of shares necessary to cover withholding taxes will be deducted from the shares issued when an RSU vests.  The number of shares withheld will generally be equal to the amount of withholding due, calculated in the Company's discretion, divided by the fair market value of the Company's common stock on the RSU vesting date.  (For more information, see Section 12 of the Offer).

Amendment and Termination
As long as the Company complies with applicable laws, the Company may amend or terminate the Offer.  The Company will notify all eligible option holders if the Offer is amended or terminated.  The Company may be required to extend the Offer in the event the Offer is materially amended.  (For more information, see Section 11 of the Offer).

Further Information
Please direct questions or requests for assistance, or for additional copies of this Offer, Letter of Transmittal or other materials, in writing, to Alsius Corporation, Brett Scott, Chief Financial Officer, 15770 Laguna Canyon Road, Suite 150, Irvine, California 92618, (949) 453-0150.

THE OFFER

1.      OFFER TO EXCHANGE OPTIONS AND EXPIRATION DATE

We are offering Eligible Participants (as defined below) of Alsius Corporation (together with its subsidiaries, the “Company”, “Alsius”, “we”, “our” or “us”) the opportunity to exchange stock options currently outstanding under the 2006 Equity Incentive Plan (“Eligible Options”) for restricted stock units (“RSUs”), each restricted stock unit representing a right to receive one share of common stock, par value $0.001 per share (the “Common Stock”), to be issued in the future.  It is expected that the RSUs will be granted on the first business day following the expiration date of the Offer (the “Grant Date”), such grant date currently anticipated to be July 28, 2008 under the Company's 2006 Equity Incentive Plan (the “Plan”) in accordance with a specified exchange formula as described below and pursuant to the terms and conditions of this Offer to Exchange Certain Outstanding Options to Purchase Common Stock, including the Summary of Terms and any other communications we may periodically send to you (which together, as they may be amended from time to time, constitute the “Offer”).  The Company’s Board of Directors (the "Board") retains the discretion to determine the Grant Date.

“Eligible Participants” are employees (full-time or part-time), officers of, or consultants or advisors to, the Company as of June 16, 2008 who hold Eligible Options and continue to be employed by or in service to the Company through 5:00 p.m. Pacific Daylight Time on July 25, 2008 (the “Expiration Date”).  Non-employee members of the board of directors are not Eligible Participants.  The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open.  If the Company extends the period of time during which this Offer remains open, the term “Expiration Date” will refer to the latest time and date at which this Offer expires.

If you properly tender your Eligible Options, the RSUs granted to you in exchange will be subject to the terms and conditions set forth in this Offer, the Plan and an RSU agreement that you must execute as a condition of grant.  You are also free to elect to exchange as many or as few of the Eligible Options grants as you like provided, however, that you must exchange all shares issuable under each discrete Eligible Option grant you wish to exchange.  If you tender options, you may withdraw your tendered options before the Expiration Date and retain them on their original terms as described in Section 3 below.  The number of RSUs that you will be granted in exchange for the cancellation of your Eligible Options will be equal to one-half (1/2) of the number of shares issuable in the aggregate under all of your tendered Eligible Option(s) (rounded down to the nearest whole number).  As a hypothetical example, if you have one Eligible Option representing the right to purchase 101 shares of Common Stock and another Eligible Option representing the right to purchase 201 shares of Common Stock and you elect to exchange both Eligible Option for RSUs, you will receive an RSU on the Grant Date representing the right to receive 151 shares of Common Stock. Eligible Options not tendered pursuant to the Offer will, after the Expiration Date, continue to be outstanding in accordance with the general terms of such options, as the terms of such options existed prior to the commencement of the Offer.  If you elect to tender options in response to this Offer, please follow the instructions in this document and the related documents, including the Letter of Transmittal.

Each RSU represents the equivalent of a share of the Company's common stock.  RSUs represent an unfunded and unsecured obligation of the Company and, as a holder of a RSU, you shall have no rights other than those of a general creditor of the Company.  For example, RSUs do not provide you with any stockholder rights including the right to vote or receive dividends.  At any particular point in time, you may be partially vested, fully vested, or not vested at all in the RSUs that you are awarded.   If you are granted RSUs, then you will receive a RSU agreement that you must execute as a condition of grant.  You should carefully read your RSU agreement so you understand the terms and conditions of your grant.  When your RSUs vest, they will be settled with shares of Common Stock that will be delivered to you and you will then become a stockholder with respect to the shares you receive.

Your tender of Eligible Options pursuant to the procedures described in this Offer constitutes your acceptance of the terms and conditions of the Offer. Subject to the conditions set forth in Section 2.B. of this Offer, the Company's acceptance of Eligible Options that are properly tendered will form a binding agreement between the Company and you on the terms and subject to the conditions of this Offer effective as of the Expiration Date.

NONE OF THE COMPANY, OR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES, MAKES ANY RECOMMENDATION TO ANY HOLDER OF OPTIONS AS TO WHETHER TO PARTICIPATE IN THE OFFER. EACH HOLDER OF OPTIONS MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO PARTICIPATE IN THE OFFER AND AS TO WHICH, IF ANY, OF HIS OR HER ELIGIBLE OPTIONS TO TENDER.

2.       PROCEDURE FOR TENDERING OPTIONS

A.           Proper Tender of Eligible Options

To tender Eligible Options validly pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or photocopy thereof must be received by the Company prior to 5:00 p.m., Pacific Daylight Time on the Expiration Date.  The Letter of Transmittal is provided along with the other documents regarding this Offer.  In the Letter of Transmittal, the tendering option holder must: (i) set forth his, her or its name and address; (ii) set forth the number of options being tendered; and (iii) sign and date the Letter of Transmittal.  If we do not receive your signed Letter of Transmittal by 5:00 p.m., Pacific Daylight Time on the Expiration Date, you will be deemed to have rejected this Offer.  The method of delivery of all required documents is at the option and risk of the tendering option holder.  You do not need to return your stock option agreement for your options in order to participate in the Offer.  Your tendered options and option agreements will be automatically cancelled if the options are accepted for exchange.

We will be deemed to have accepted options that are validly tendered and not properly withdrawn if and when we give notice of our acceptance of such options promptly following the Expiration Date. We will give notice by issuing a press release after the expiration announcing our decision to accept options for exchange.

You should carefully review this Offer and the Letter of Transmittal before deciding whether to tender your Eligible Options. A tender of Eligible Options pursuant to the procedures described in this Section will constitute a binding agreement between the holder and the Company upon the terms and subject to the conditions of the Offer.  You should also discuss whether to tender your options with your financial, tax or other personal advisors.

ALL DELIVERIES IN CONNECTION WITH THE OFFER, INCLUDING A LETTER OF TRANSMITTAL, MUST BE MADE TO THE COMPANY PRIOR TO THE EXPIRATION DATE.  IT IS ENTIRELY YOUR RESPONSIBILITY TO ENSURE THAT YOUR TENDER OF OPTIONS IS TIMELY DELIVERED TO THE COMPANY.

UNLESS A WRITTEN EMPLOYMENT AGREEMENT WITH THE COMPANY SPECIFIES OTHERWISE, YOU ARE AN AT-WILL EMPLOYEE, AND NOTHING IN THE OFFER CONFERS ON YOU ANY RIGHT TO CONTINUE ANY EMPLOYMENT RELATIONSHIP WITH THE COMPANY, NOR SHALL THE OFFER AFFECT IN ANY WAY THE COMPANY'S RIGHT TO TERMINATE ANY SUCH EMPLOYMENT RELATIONSHIP.

B.           Conditions of the Offer

In order to participate in the Offer, each Eligible Participant must deliver to the Company in a timely manner a properly completed Letter of Transmittal.

In addition, the Company will not be required to accept for exchange any options tendered and may terminate the Offer, subject to Rule 13e-4(f)(5) under the Exchange Act if at any time on or after the commencement of the Offer and before the expiration of the Offer, it determines that any of the following events shall have occurred and, in the Company's reasonable judgment, the occurrence of the event makes it inadvisable for the Company to proceed with the Offer or to accept Eligible Options tendered for exchange:

(a) any change or changes in the applicable accounting rules that cause the Offer to subject the Company to adverse accounting treatment;

(b) any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly:

(i) challenges the making of the Offer, the acquisition of any or all of the options pursuant to the Offer, the exchange of RSUs for such options, or otherwise relates in any manner to the Offer; or

(ii) in the reasonable judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

(c) any action is threatened, pending or taken, or any approval, exemption or consent is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the reasonable judgment of the Company, would or might directly or indirectly:

(i) make the acceptance for exchange of any or all of the Eligible Options illegal or otherwise restrict or prohibit consummation of the Offer or that otherwise relates in any manner to the Offer;
(ii) delay or restrict the ability of the Company, or render the Company unable, to accept for exchange any or all of the Eligible Options;
(iii) materially impair the contemplated benefits of the Offer to the Company; or
(iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

(d) there shall have occurred:

(i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

(iii) the commencement or material escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States;

(v) any significant decrease or increase in the market price of the shares of the Company's common stock;

(vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on our business, condition (financial or other), operations or prospects or on the trading in the Company's common stock;

(vii) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of the Company or that, in the reasonable judgment of the Company, makes it inadvisable to proceed with the Offer; or

(viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(e) a tender or exchange offer with respect to some or all of the common stock of the Company, or Corporate Transaction, or a merger or acquisition proposal for the Company, is proposed, announced or made by another person or entity or shall have been publicly disclosed, or the Company shall have learned that:

(i) any person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of any class of the Company common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of any class of our common stock (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the U.S. Securities and Exchange Commission ("SEC")  on or before the date the Company commences the Offer); or

(ii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities (other than in connection with a transaction that the Company has agreed to or those businesses or subsidiaries that the Company has already agreed to sell or publicly announced an intention to sell prior to commencement of the Offer); or

(f) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in the reasonable judgment of the Company, is or may be material to the Company or its subsidiaries or may materially impair or impact the benefits that the Company believes it will receive from the Offer.

The conditions to the Offer are for the benefit of the Company. The Company may assert them in its discretion regardless of the circumstances giving rise to them prior to the Expiration Date of the Offer. The Company may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date of the Offer, in its discretion, whether or not it waives any other condition to the Offer.

In the event that the Company waives a condition for any particular Eligible Participant, it will waive that condition for all Eligible Participants. The Company's failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other.

Additionally, the Internal Revenue Service may characterize the Offer as a modification of those options that are incentive stock options under U.S. tax laws, even if you decline to participate in the Offer.  In order to reduce this risk, the Company is required by applicable tax laws to retain the right to choose whether or not to accept options for exchange.  Accordingly, your options will be automatically cancelled, if, and only if, the Company accepts your Eligible Options for exchange, provided that such options are properly and timely tendered for exchange and are  not subsequently withdrawn.  Nevertheless, it is the Company's intention to accept all Eligible Options that are properly and timely tendered for exchange and that have not been subsequently properly withdrawn.

Any determination that the Company makes concerning the events described in this Section 2.B. will be final and binding upon all interested persons, including you.

C.           Determination of Validity

All questions as to the number of shares subject to Eligible Options and the form of documents and the validity, eligibility (including time of receipt) and acceptance of any written Letter of Transmittal will be determined by the Company, in its sole discretion, and its determination shall be final and binding, subject to the judgment of any court. The Company reserves the absolute right, subject to the judgment of any court, to reject any or all tenders of options that it determines are not in proper form or reject options that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right, subject to the judgment of any court, to waive any defect or irregularity in any tender of options. Neither the Company nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

3.      WITHDRAWAL RIGHTS; CHANGE IN ELECTION

Any tender of options made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (as may be extended from its original date by the Company) by following the procedures described in this Section 3. Thereafter, such tenders are irrevocable.  If we extend this Offer beyond the original Expiration Date, you may change your election at any time until the extended Expiration Date. Additionally, in accordance with the legal requirements for tender offers, you may withdraw any options you elected to exchange if after forty (40) days after the commencement of this offer, we have not accepted for exchange all Eligible Option grants you elected to exchange.  The date of the fortieth (40th) day after the commencement of this Offer is August 12, 2008.

To be effective, a written notice of withdrawal (“Notice of Withdrawal”) must be timely received by the Company. Any Notice of Withdrawal must specify the name of the person who tendered the options for which tenders are to be withdrawn and the number of options to be withdrawn.  You may change your election more than once.  Accordingly, options for which tenders are withdrawn may be tendered again by following the procedures described in Section 2 at any time prior to the Expiration Date.  Your last completed, signed and properly submitted Letter of Transmittal will supersede any prior elections you have submitted.

All questions as to the form and validity (including time of receipt) of any Notice of Withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding, subject to the judgment of any court that might provide otherwise. Neither the Company nor any other person will be under any duty to give notification of any defect or irregularity in any Notice of Withbdrawal or incur any liability for failure to give any such notification, subject to the judgment of any court.

4.      TENDER OF OPTIONS AND ISSUANCE OF RESTRICTED STOCK UNITS

Upon the terms and subject to the conditions of the Offer the Company intends to accept for exchange options that are validly tendered.  It is expected that the RSUs to be issued under the Plan will be granted on the first business day following the Expiration Date.

RSUs granted after cancellation of properly tendered options will be subject to all the terms and conditions of the Plan.  Our statements in this Offer concerning the Plan and the RSUs are merely summaries and do not purport to be complete.  The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Plan and the RSU agreement, as applicable, including the terms and conditions of the grant.  The Plan, is attached as an exhibit to the Company's definitive proxy statement on Schedule 14A filed with the SEC on June 8, 2007. (See Section 15 of this Offer for instructions as to how you can view or obtain a copy of this proxy statement.)  In addition, there is a Plan prospectus that you can obtain and which provides further explanation about the Plan.

Your RSUs will be evidenced by an RSU agreement that you must execute as a condition of grant, which includes terms and conditions of the grant. The form of award certificate for RSUs is attached to this Offer as Schedule A. RSUs will be subject to forfeiture and other restrictions until the applicable vesting date.  It is expected that the grant date for RSUs awarded in connection with the Offer will be the first business day following the Expiration Date.

Each RSU corresponds to one share of the Company's common stock and represents the right to receive one share of common stock after vesting. RSUs will be subject to forfeiture and other restrictions until the applicable vesting date. You will not be a stockholder with respect to the shares of common stock underlying your RSUs unless and until your RSUs vest. RSUs may not be sold, transferred, pledged, or assigned.

Following vesting, the Company will settle your vested RSUs by delivering the corresponding number of shares of Common Stock (less shares withheld to satisfy your withholding tax obligations). At that point you may sell some or all of your shares subject to the Company's policies and applicable laws.  After RSUs have vested and the related shares of Common Stock have been delivered to you, you will have stockholder rights with respect to those shares.

The RSUs that may be granted will vest in equal annual installments over three years from the grant date, provided that you continuously render service to the Company through the applicable vesting date.  If your employment is terminated by the Company without "Cause" (as described in the following paragraph), the RSUs subject to vesting during such year will be accelerated on a pro-rated basis through the date of termination.  If your employment is terminated for any other reason (including death or disability), all unvested RSUs will be forfeited without consideration.  For certain executive officers, vesting may also be conditioned on satisfying performance criteria in order to qualify the income that will be recognized by such executive officers when their RSUs vests as "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code, thereby potentially facilitating the Company's ability to claim an income tax deduction for such compensation.  If you are an executive officer, unvested RSUs will accelerate in full upon a "Corporate Transaction" (as defined in the Plan).  For those persons who are not executive officers, 50% of the then unvested RSUs will accelerate upon a Corporate Transaction.  The balance of the RSUs that are unvested after such Corporate Transaction will continue to vest on a pro-rata basis in accordance with the original vesting schedule, unless your service to the Company is terminated without Cause, in which case all unvested RSUs will automatically vest upon such termination.  For example, if an Eligible Participant who was not an executive officer was granted an RSU for 150 shares and there was a Corporate Transaction eleven (11) months after the Grant Date, then 75 of the remaining 150 unvested shares would become vested upon such Corporate Transaction and the remaining 75 unvested shares would vest in three equal annual installments of 25 shares each on the first through third anniversaries of the Grant Date.

The definition of "Cause" shall be specified in each Eligible Participant's RSU agreement and while the Company has discretion to provide for a varying "Cause" definition, in general, it shall be defined to be any of the following, each as determined in the discretion of the Company's (or its successor's) Board of Directors or Chief Executive Officer: (i) the grantee's dereliction of his or her duties, (ii) the grantee's material violation of Company policy, or (iii) the grantee's conviction of, or guilty plea to, a crime against the Company or one which reflects negatively on the reputation of the Company.  Notwithstanding the foregoing, for vice presidents and above, the grantee's Continuous Service shall not be deemed to have been terminated for "Cause" under (ii) above unless and until there shall have been delivered to the grantee a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the Board then in office at a meeting of the Board called and held for such purpose, after reasonable notice to the grantee and an opportunity for the grantee, together with the grantee's counsel (if the grantee chooses to have counsel present at such meeting), to be heard before the Board, finding that, in the good faith opinion of the Board, the grantee had committed an act constituting "Cause" and specifying the particulars thereof in detail.  Nothing herein will limit the right of the grantee or his beneficiaries to contest the validity or propriety of any such determination.

EVEN IF YOUR OPTIONS ARE NOW PARTIALLY OR FULLY VESTED, THE RSUS YOU RECEIVE IN THE OFFER WILL BE SUBJECT TO VESTING. YOU WILL NOT BE GIVEN CREDIT FOR VESTING AS A RESULT OF PAST SERVICE WITH THE COMPANY PRIOR TO THE DATE THE RSUS ARE GRANTED.

If any change in the outstanding Common Stock subject to the Plan or underlying any RSU results from any stock split, reverse stock split, combination, consolidation, spin-off, recapitalization, exchange of Shares, or any capital adjustment or transaction similar to the foregoing or any distribution to holders of Common Stock other than regular cash dividends, then the number, kind and class of shares covered by each outstanding RSU and any other affected terms of outstanding RSUs, shall be proportionally adjusted to prevent dilution or enlargement of rights under the Plan.  The Company shall make such adjustment in such manner as it may deem equitable and appropriate, subject to compliance with applicable laws.  Any determination, substitution or adjustment made by the Company shall be conclusive and binding on all persons.

You should refer to Section 12 of this Offer for a discussion of the material tax consequences regarding the vesting and settlement of RSUs.  If you are subject to both United States and non-United States taxation, or are subject to taxation in more than one jurisdiction outside the United States, your tax consequences may differ from, and may be more adverse to you than, the tax consequences described in Section 12 of this Offer. In all cases, we recommend that you consult with a professional tax advisor to determine the tax consequences of your participation in the Offer.

It is expected that all shares to be distributed when RSUs vest will be registered under the United States Securities Act of 1933, as amended, on the registration statement on Form S-8 filed with the SEC. Unless you are considered an "affiliate" of the Company under United States federal securities laws, upon settlement of the RSUs you will generally be able to sell your shares of the Company's common stock free of any transfer restrictions under applicable securities laws.

5.      BACKGROUND AND PURPOSE OF THE OFFER

A.           Information Concerning Alsius Corporation.

On June 21, 2007, Alsius Corporation, a Delaware corporation ("Alsius"), formerly Ithaka Acquisition Corp. ("Ithaka"), completed its acquisition of Alsius Corporation, a California corporation ("Alsius Medical"), through a merger of a wholly owned merger subsidiary with and into Alsius Medical.   Alsius Medical was a privately-held company incorporated in December 1991. Ithaka was a publicly traded blank check company formed in 2005 to acquire a healthcare company.  In the merger, Alsius Medical became a wholly owned subsidiary of Alsius. Alsius concurrently changed its name to Alsius Corporation, and Alsius Medical changed its name to Alsius Medical Corporation.  Alsius is now a holding company operating through its wholly owned subsidiary, Alsius Medical Corporation.  Alsius and its operating subsidiary are referred to collectively as "Alsius," "we," "us," and the "Company."  Alsius' common stock trades on the Nasdaq Capital Market under the symbol "ALUS."

Alsius develops, manufactures, markets and sells, proprietary catheter-based products for rapid cooling and temperature control of patients in hospital critical care settings.  Alsius' products are used to treat patients with severe neuronal injury, including those who have suffered stroke, traumatic brain injury and cardiac arrest. In August 2003, Alsius Medical received United States Food and Drug Administration ("FDA") clearance to market its CoolGard® 3000 Thermal Regulation System (the "CoolGard System") and Cool Line® catheter for use in fever control. In addition, in October 2003, Alsius Medical received FDA clearance to market its Icy™ and Fortius™ catheters in combination with the CoolGard System for use in normothermia in cardiac surgery and hypothermia in neuro surgery.  Alsius Medical also has clearance to markets its products in Europe, Canada, and Australia, and is in the process of obtaining clearances in other international markets.  Alsius Medical began to market and sell its products in the United States through its direct sales force in April 2004, and began selling its products through distributors in Europe in February 2004.  Alsius is headquartered in Irvine, California, and has a European service center in The Netherlands.

We have not paid any cash dividends on our common stock to date. The payment of cash dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. It is the present intention of our Board to retain all earnings, if any, for use in our business operations and, accordingly, our Board does not anticipate declaring any dividends in the foreseeable future.

B.    Purpose of the Offer

The purpose of the Offer is to counteract the loss of value, which has caused all outstanding options to be "out-of-the-money" (i.e., where outstanding options have exercise prices that are significantly higher than the current market price of the Company common stock).  The Company would also like to incentivize management to continue to strive to increase company value for the benefit of stockholders (including to complete a sale of the Company or similar strategic transaction, if appropriate).

If you accept the offer and the price of the Company's Common Stock inceases above the exercise price of your options during the term of your Option Agreement, the value of the consideration you receive by  participating in the offer may be less than the value of the Common Stock you would have received upon the exercise of your options.  Any participation in the offer is at your own risk.

NEITHER THE COMPANY NOR THE BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD EXCHANGE YOUR OPTIONS FOR RSUS, NOR HAS THE COMPANY AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU ARE URGED TO EVALUATE CAREFULLY ALL OF THE INFORMATION IN THE OFFER AND TO CONSULT YOUR OWN LEGAL, INVESTMENT AND/OR TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO EXCHANGE YOUR ELIGIBLE OPTIONS FOR RSUS.

C.           Interests of Directors and Officers

The names and current positions held by our executive officers and members of our Board are set forth on Schedule B to this Offer. The executive officers and directors of the Company as a group hold in the aggregate 1,514,350 Eligible Options to purchase outstanding shares of the Company's Common Stock. This total represents approximately 52% of the total number of outstanding Eligible Options outstanding as of June 12, 2008.  Our executive officers may participate in the Offer, but the non-employee members of our Board are not eligible to participate in the Offer.  The following table sets forth the beneficial ownership of options held by each of our executive officers as of June 12, 2008.

Name and Title	Number of Shares of Common Stock Covered by Outstanding Options	Per Share Exercise Price	Expiration Date
William Worthen, Chief Executive Officer and President	750,000	$5.10	July 1, 2017
Brett Scott, Chief Financial Officer	216,500	$5.10	July 1, 2017
H. Michael Ameli, Vice President, Manufacturing	108,250	$5.10	July 1, 2017
Suzanne Winter, Vice President, Worldwide Sales and Marketing	271,000	$5.10	July 1, 2017
John Riolo, Vice President of Regulatory, Clinical and Quality Assurance	168,600	$1.84	April 1, 2018

Neither the Company nor any of its directors or executive officers engaged in transactions involving the options during the 60 days prior to the commencement of the Offer.

6.      PRICE RANGE OF COMMON STOCK

There is no established trading market for the Eligible Options.  The securities underlying the Eligible Options are shares of our Common Stock. Our Common Stock is listed on the Nasdaq Capital Market under the symbol ALUS.  As of June 12, 2008, the last reported sale price of our Common Stock was $0.85 per share.   The number of shares of our Common Stock outstanding as of June 12, 2008 was 21,076,134.

The Company recommends that Eligible Participants obtain current market quotations for the Common Stock, among other factors, before deciding whether or not to exchange their options.

    The following table shows, for the periods indicated below, the high and low sales prices per share of our Common Stock as reported on the Nasdaq Capital Market:

	Common Stock
	High	Low
2006:
First Quarter	5.50	5.10
Second Quarter	5.49	5.25
Third Quarter	5.35	5.25
Fourth Quarter	5.55	5.33
2007:
First Quarter	5.52	5.36
Second Quarter (Alsius acquired by Ithaka in June)	5.65	5.10
Third Quarter	6.80	4.32
Fourth Quarter	6.19	2.77
2008:
First Quarter	4.30	1.56
Second Quarter (through June 12, 2008)	1.96	0.62

7.      SOURCE AND AMOUNT OF CONSIDERATION

Because this transaction is an offer to holders to exchange their existing options for RSUs, there is no source of funds or other cash consideration being paid by the Company to those tendering options. The Company will use existing working capital to pay expenses associated with this Offer, estimated to be $150,000.

In this Offer, Eligible Participants are free to elect to exchange as many or as few of their Eligible Options as desired provided, however, that Eligible Participants must exchange all shares issuable under each discrete Eligible Option grant desired to exchange.  The number of RSUs that an Eligible Participant will be granted in exchange for the tender of his or her Eligible Options will be equal to one-half (1/2) of the aggregate number of shares issuable under all of the Eligible Participant's tendered Eligible Options (rounded down to the nearest whole number).

As of June 12, 2008, there were outstanding Eligible Options to purchase 2,904,450 shares of Common Stock.  If we receive and accept for exchange all outstanding Eligible Options, we will grant RSUs representing approximately 1,452,225 shares of our Common Stock, equaling approximately 7% of the total shares of our Common Stock outstanding as of June 12, 2008.

8.      TRANSACTIONS AND ARRANGEMENTS CONCERNING OPTIONS

Neither the Company nor, to our knowledge, any of the executive officers are a party to any agreement, arrangement or understanding with respect to any of our securities, including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, except for the following as of June 12, 2008:

•     outstanding options granted to our executive officers to purchase an aggregate of 1,514,350 shares of Common Stock pursuant to the Plan.

9.      ACCOUNTING CONSEQUENCES OF THE OFFER

Upon the tendering of options pursuant to the Offer, the Company will be required to determine the incremental value resulting from the exchange for financial accounting purposes. The incremental value represents the Grant Date fair value of the RSUs issued pursuant to the Offer less the fair value of the tendered options immediately prior to the exchange. Assuming all of the options subject to the Offer are tendered and based on the closing share price of $0.85 of our common stock as reported on the Nasdaq Capital Market on June 12, 2008, the incremental value resulting from the exchange would be approximately $1,234,391. The incremental value will be amortized to stock compensation expense over the three-year vesting period of the RSUs. In addition, the remaining unrecognized portion of the grant-date fair value of the tendered options upon the exchange will be recognized as stock-based compensation expense over the three-year vesting period of the RSUs.

If options are not tendered, then we will continue to recognize stock-based compensation expense for such options as the options vest based on their grant-date fair value.

10.           FINANCIAL INFORMATION REGARDING THE COMPANY

The Company incorporates by reference the Company's financial statements for the fiscal year ended December 31, 2007 that were filed in the Company's Annual Report on Form 10-K, and the financial statements for the quarter ended March 31, 2008 that were filed in the Company's report on Form 10-Q. In addition, the Company incorporates by reference the Company's financial statements for the fiscal years ended December 31, 2004, 2005 and 2006, that were included in the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on June 8, 2007 in connection with Ithaka's acquisition of Alsius.

The full text of all such filings with the SEC referenced above, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Offer on Schedule TO can be accessed electronically free of charge on the SEC's website at www.sec.gov.

Summary Financial Information

The following is summary financial information for the years ended December 31, 2007 and 2006. The information presented below should be read together with our consolidated financial statements and the notes related thereto, as well as the section of the Annual Report entitled Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Year Ended December 31,
	2006 (in thousands)	2007 (in thousands)
Statement of Operations Data:
Revenue	5,979	9,114
Net Loss	(17,578)	(22,235)
(Deemed preferred stock dividends) gain on extinguishment of preferred stock	—	—
Amount allocated to participating preferred shareholders	—	—
Net income (loss) available to common shareholders	(17,578)	(22,235)
Basic and diluted net income (loss) per share	(244.06)	(1.49)

	As of December 31,
	2006 (in thousands)	2007 (in thousands)
Balance Sheet Data:
Cash and cash equivalents	647	24,427
Working capital (deficit)	(8,763)	25,680
Total assets	6,240	35,602
Long-term obligations	6,468	3,717
Redeemable convertible preferred stock	46,643	—
Total shareholders' equity (deficit)	(60,355)	24,012

11.           EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS; CONDITIONS

The Company expressly reserves the right, in its sole discretion and at any time before the Expiration Date, to extend the period of time during which the Offer is open.

There can be no assurance, however, that the Company will exercise its right to extend the Offer. Amendments to the Offer will be made by written notice thereof to the Eligible Participants. Material changes to information previously provided to the Eligible Participants in this Offer or in documents furnished subsequent thereto will be disseminated to the Eligible Participants. Also, should the Company, pursuant to the terms and conditions of the Offer, materially amend the Offer, the Company will ensure that the Offer remains open long enough to comply with U.S. Federal securities laws. It is possible that such changes could involve an extension of the Offer of up to 10 additional business days.

If the Company materially changes the terms of the Offer or the information concerning the Offer, or it waives a material condition of the Offer, the Company will extend the Offer to the extent required under applicable law. The minimum period during which an offer must remain open following any material change in the terms of the Offer or information concerning the Offer will depend on the facts and circumstances, including the relative materiality of such terms or information.

12.           U.S. FEDERAL INCOME TAX CONSEQUENCES:

The following is a general summary of the material United States federal income tax consequences of the Offer to employees who are United States taxpayers. We have based this discussion on the Internal Revenue Code of 1986, as amended, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all the federal income tax consequences that may be relevant to you in light of your particular circumstances and is not intended to be complete. This summary does not address tax that may be due upon dividends paid with respect to such restricted shares, after they vest.

WE RECOMMEND THAT YOU CONSULT A PROFESSIONAL TAX ADVISOR WITH RESPECT TO YOUR INDIVIDUAL TAX CONSEQUENCES REGARDING YOUR PARTICIPATION IN THE OFFER.

Exchange.     Holders who tender options and receive RSUs should not be required to recognize income for United States federal income tax purposes at the time of the exchange. The Company believes that the exchange will be treated as a non-taxable exchange.

Vesting and Settlement of RSUs.     As a United States taxpayer, you will recognize ordinary income when any of your RSUs are settled with shares of Common Stock, in an amount equal to the fair market value of the shares on the settlement date.  The Company will determine the fair market value of the shares in accordance with the Plan and it will be based on the closing price of the Company's common stock on the Nasdaq Capital Market (or other principal stock exchange on which the Company's common stock is then listed) on the relevant vesting date. The ordinary income resulting from the settlement of the RSUs will be subject to income and payroll withholding tax and will be reflected in the Form W-2 reported to the Internal Revenue Service for the year in which vesting occurs.  It is the Company's intent, unless a holder requests otherwise, that a number of shares necessary to cover withholding taxes will be deducted from the shares issued when an RSU vests.  The number of shares withheld will generally be equal to the amount of withholding due, calculated in the Company's discretion, divided by the fair market value of the Company's common stock on the RSU vesting date.  When your RSUs are settled with shares, the Company generally will be entitled to a deduction equal to the amount of ordinary income that you recognize.

Withholding Taxes.     At the time you recognize ordinary income due to the settlement of RSUs, you will have an income and payroll withholding tax obligation with respect to that income. The Company expects to retain a portion of the RSUs that vests in order to satisfy your withholding tax obligation with respect to vested shares. The withholding of RSUs upon vesting will be in accordance with the Plan and the RSUs award certificate (including the applicable terms and conditions reflected therein), which provides that the Company may deduct or cause to be deducted from, or collect or cause to be collected, any taxes required by law to be withheld or paid with respect to your RSUs. By participating in the Offer, you agree to the above actions to pay withholding taxes.

The income tax withholding may be insufficient to cover your ultimate income tax liability with respect to the settlement of RSUs. You should consult with a professional tax advisor to determine whether you should make estimated tax payments for the year in which your RSUs are settled.

Sale of the Shares of Common Stock Received in the Offer.     Your tax basis in the shares of the Company's common stock that you receive in the Offer will be equal to the fair market value of the shares at the time they vest. As noted above, the Company intends to determine the fair market value of the shares based on the closing price of the common stock on the Nasdaq Capital Market (or other principal stock exchange on which the common stock is then listed) on the date the RSUs vests or, if no sales are reported on that date, on the most recent date on which sales were reported. Upon subsequent sale of shares of common stock, you will realize a capital gain or loss equal to the difference between the sale price and your tax basis. Any capital gain or loss will be taxed as long-term capital gain or loss provided you have held the shares for more than one year after you acquired them.

Stock Options Generally.     If you tender options in the Offer, your tendered options will be exchanged for RSUs. So that you are able to compare the tax consequences of RSUs to those of your options, we have included the following summary as a reminder of the tax consequences generally applicable to options under United States federal income tax law.

Nonqualified Stock Options.     An individual does not recognize taxable income upon the grant of a nonqualified stock option. Upon exercise of nonqualified stock options, the option holder recognizes ordinary income in an amount equal to the spread (the difference between fair market value of the underlying shares and the exercise price) on the date of exercise. The Company must withhold on the ordinary income the option holder recognizes, similar to if the option holder were paid an additional cash bonus. When an option holder exercises a nonqualified stock option, the Company is generally entitled to a deduction in an amount equal to the ordinary income the option holder recognizes.

An option holder's tax basis in the shares acquired from exercising a nonqualified stock option is the exercise price plus the amount of ordinary income recognized upon exercise. Upon subsequent sale or other disposition, the option holder will recognize capital gain or loss depending on whether the sale proceeds are greater than or less than his or her tax basis in the shares sold. The capital gain or loss will be long-term if the option shares have been held for more than one year following exercise of the nonqualified stock options.

Incentive Stock Options.    An individual does not recognize taxable income upon the grant of an incentive stock option. In addition, an option holder generally will not recognize taxable income upon the exercise of an incentive stock option. However, the spread (the difference between fair market value of the underlying shares and the exercise price) on the date of exercise is a preference item for alternative minimum tax purposes. Except in the case of an option holder's death or disability, if an option is exercised more than three months after the option holder's termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules that apply to nonqualified stock options.

If an option holder sells the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made:

▪	more than two years after the date the incentive stock option was granted; and

▪	more than one year after the date the incentive stock option was exercised.

If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to the option holder at the time of the sale. Any such capital gain will be taxed at the long-term capital gain rate in effect at the time of sale. If the disposition is not qualifying (a "disqualifying disposition"), the excess of the fair market value of the option shares on the date the option was exercised (or, if less, the amount realized on the disposition of the shares) over the exercise price will be recognized as ordinary income by the option holder at the time of disposition, and any additional gain will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than one year after the option was exercised.

Unless an option holder engages in a disqualifying disposition, the Company will not be entitled to a deduction with respect to an incentive stock option. If an option holder engages in a disqualifying disposition, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the option holder.

Circular 230 Disclaimer.     This general summary of the material United States federal income tax consequences of the Offer is not intended to, nor shall it be construed to be relied upon as tax advice within the meaning of United States Treasury Department Circular 230 (31 CFR Part 10, as amended)

13.           RISK FACTORS; FORWARD-LOOKING STATEMENTS

The following are what the Company believes to be its material risks.  Our business, financial condition and results of operations can be impacted by a number of risk factors, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.   Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock or other securities.

Risks Related to Our Business

We have not yet been able to finance our operations with the cash generated from our business. We will need additional financing to continue our growth, which may not be available or may be available only on unfavorable terms.

We have not yet generated sufficient cash from operations to finance our business. Our financial statements have been prepared assuming that we would continue as a going concern. Operations to date have been financed principally through the private placement of equity securities, debt securities convertible to equity, and the cash we acquired in the merger with Ithaka. We have not reported an operating profit for any year since our inception.  From our inception through March 31, 2008, we had an accumulated deficit of $103.7 million, and at March 31, 2008 had cash and cash equivalents of $18.5 million to finance operations. We expect to incur net losses for the foreseeable future. These losses may be substantial and we may never achieve or maintain profitability. These factors raise substantial doubt about our ability to continue as a going concern.

Our cash and cash equivalents on hand, and our projected cash flows, are not sufficient to take us to cash flow positive based on our business plan.  We will need to finance our growth through additional debt or equity financing no later than the second quarter of 2009. The current market for debt and equity financing is challenging and the additional financing that we require may not be available at all or, if available, may be on terms unfavorable to us and our stockholders, and may substantially dilute current ownership interests.

Our failure to maintain Nasdaq listing requirements could cause our common stock to be delisted.

If our common stock closes below $1.00 for thirty consecutive trading days, we could be subject to Nasdaq delisting procedures if such noncompliance is not rectified within 180 calendar days, which would require our stock price to be $1.00 or more for at least 10 consecutive trading days.  In the event we do not re-establish compliance within such 180 day period, we may be granted an additional 180 calendar days to re-establish compliance provided we at least satisfy the initial listing criteria of the Nasdaq Capital Market other than the minimum bid price requirement as of the expiration of the initial 180-day period.

The loss of our Nasdaq listing would likely reduce trading activity in our common stock and make it more difficult for stockholders to sell their shares, and the threat of such a result could have a negative or dampening effect on our trading activity until such matter is resolved. Any decreased trading activity and added difficulty in trading our stock could have a negative impact on our stock price.

The long sales cycle for our systems may cause revenue and operating results to vary significantly quarter to quarter and year to year.

The decision to purchase our CoolGard and Thermogard systems and catheters often involves a significant commitment of resources and a lengthy evaluation process. We need to convince hospitals and critical care providers that our products are more effective than, and provide advantages over, competing temperature management products. Hospital purchases often involve a committee decision requiring approval of multiple decision makers including physicians, nurses and administrators. As a result, our sales process varies by hospital and country. In addition, a hospital typically uses funds from its capital equipment budget to purchase our CoolGard and Thermogard systems. Budget constraints and the need for multiple approvals within the hospital may delay the purchase decision for our products. This can result in a lengthy sales process, sometimes as long as six months to a year. The long sales cycle for our system may cause our revenue and operating results to vary significantly quarter to quarter and year to year.  In particular, in the second half of 2007, we experienced unit sales significantly lower than our prior forecasts, due primarily to longer sales cycles as customers evaluate a variety of alternative products to manage patient temperature, in addition to our products.

We depend on several large customers for our international sales, and a loss of or decline in sales to such customers may significantly reduce our revenue.

A significant portion of our sales in Europe are to a few key distributors.  In 2006, Euromed and Fuchs Medical accounted for 24% and 4%, respectively, of our revenue. In 2007, Elan accounted for 15% of our revenue and Euromed and Fuchs Medical each accounted for 3%, respectively, of our revenue. From time to time, other international distributors may also account for a large portion of our revenue. Our contract with Euromed covered Austria and Germany. We decided to terminate our contract with Euromed effective May 2007, in order to enter into a new contract with Elan for Austria and Germany (which had previously acted as Euromed's subdistributor of our products in Germany). Our contracts with Elan and other international distributors do not assure us significant minimum purchase volume. If a contract with a distributor is terminated for cause or by us for convenience, the distributor will have no obligation to purchase products from us. Our contracts with future distributors will typically have similar terms, and will not assure us of long-term minimum purchase volumes. The loss of, or any sudden decline in business from, any significant distributor, likely would lead to a significant decline in our revenue. We may not be able to retain this or other large customers or any other significant distributor. If we were to lose any large distributor, it may take significant time to replace the distributor and the revenue generated by them, and we may not ultimately be able to do so.

Our ability to market our CoolGard and Thermogard systems and accompanying disposable catheters in the United States is limited to fever control in neuro-intensive care patients and temperature management in cardiac and neuro surgery patients. If we want to expand our marketing claims to cardiac arrest or other uses, we will need to obtain additional FDA clearances or approvals, which may be expensive and time-consuming and may not be successful.

In the United States, the Food and Drug Administration, or FDA, has only cleared our CoolGard and Thermogard systems for use with our Cool Line catheter for fever reduction, as an adjunct to other antipyretic therapy, in intubated and sedated patients with cerebral infarction and intracerebral hemorrhage who require access to central venous circulation. Our CoolGard and Thermogard systems used with our Icy or Fortius catheter have been cleared in the United States only for use in cardiac surgery patients to achieve and maintain normothermia during surgery and in recovery and intensive care, and to induce, maintain and reverse mild hypothermia in neuro surgery patients in surgery and in recovery and intensive care. These clearances restrict our ability to market our products in the United States for treatment outside these specific cleared indications.

In 2004, we submitted a 510(k) notification to the FDA to have our products cleared for cardiac arrest. In March 2005, the FDA convened a meeting of the Circulatory System Devices Panel to consider the data submitted in the 510(k) notification. Following that meeting in 2005, we withdrew our request for cardiac arrest clearance because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial. We decided not to conduct such a trial at that time because we wanted to focus on marketing our products for their cleared indications. In the future, we intend to obtain the required clinical data to support a renewed submission for cardiac arrest clearance by participating in clinical trials in collaboration with others or conducting our own human clinical trials. Additionally, we may pursue FDA clearances or approvals to market our products for other applications, such as inducing hypothermia in patients with stroke or acute myocardial infarction. These trials may be expensive and time-consuming, and we cannot assure you that the FDA will ultimately grant our clearance or approval for such indications.

We may lose significant revenue and incur significant liability if it is determined under FDA regulations that we are promoting off-label use of our products.

If we do not obtain FDA clearance for cardiac arrest, or other indications, we may be at risk for liabilities and lost revenue as a result of off label use.  A significant portion of our current revenue is, and anticipated future revenue increasingly will be, derived from the sale of our products to treat cardiac arrest. We have regulatory clearances to sell our products in Europe, Canada and in other countries outside the United States to treat cardiac arrest, but we do not have FDA clearance to sell our products in the United States to treat cardiac arrest. In the United States, the use of our products to treat cardiac arrest is and will be considered off-label use unless and until we receive regulatory clearance for use of our systems and catheters to treat cardiac arrest patients. We intend to conduct a clinical trial for cardiac arrest approval in the United States, which we expect to begin in 2008 and, if successful, conclude with an FDA clearance in 2011. There is no assurance, however, that such a clearance will be obtained.

We do not track how physicians use our products after they are purchased, and cannot identify what percentage of our revenues are derived from off-label use. We are aware, however, that physicians in the United States are using our products off-label to treat cardiac arrest, and expect this use to increase. We believe this is due in large part to the 2006 American Heart Association recommendation that cooling be used to treat cardiac arrest. We have received increasing inquiries from U.S. physicians interested in using our products to treat cardiac arrest, in addition to cleared indications. In addition, in order to gather general market data and help us work with the FDA to design a clinical trial for cardiac arrest, in 2006 our field personnel began to ask hospitals why they are interested in purchasing our products. Of approximately 300 U.S. hospitals queried, over half indicated they are interested in cooling cardiac arrest patients, in addition to our cleared indications. We have also seen a similar level of interest in Europe, where our products are cleared for cardiac arrest. Based on these interest levels, we estimate it is possible that between 20% and 40% of our current U.S. revenues (or between 10% and 20% of our worldwide revenues) could be derived from off-label use. We also estimate that over time up to 50% of our U.S. revenues (or approximately 25% of our worldwide revenues) could be derived from purchases of our products to treat cardiac arrest.

Under the Federal Food, Drug and Cosmetic Act and other laws, we are prohibited from promoting our products for off-label uses. This means that we may not make claims about the safety or effectiveness of our systems and catheters for the treatment of cardiac arrest patients, and may not proactively discuss or provide information on the use of our products for the treatment of cardiac arrest patients, with very limited exceptions. Physicians, however, may lawfully choose to purchase our products and use them off-label. For example, we have clearance to sell our products to induce, maintain and reverse hypothermia in neurosurgery patients. A physician could use the same product to induce, maintain and reverse hypothermia in cardiac arrest patients, which would be an off-label use.

The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for off-label uses. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies, and even criminal sanctions. Due to these constraints, our sales and marketing efforts focus only on cleared indications for its products. When a hospital or physician expresses interest in potential off-label use, our field personnel (sales representatives and clinical specialists) have been trained to limit their discussion or training of our products only to their general attributes for cooling and warming of the patient, and the on-label indications. Our clinical applications specialists work in hospitals to instruct physicians and nurses on how to use our CoolGard and Thermogard systems, and how to run the system once our catheter has been inserted into the patient. The specialists do not, however, select which patients receive treatment or assist in the insertion of the catheter, both of which are done by the physician. The specialists thus do not determine the type of treatment (i.e., on-label or off-label) for which our products are used, and products are used in the same manner whether the patient is receiving an on- or off-label treatment. We do, upon request, disseminate information relating to the use of our products for off-label uses such as cardiac arrest. The FDA Modernization Act permits companies to respond in a non-promotional manner to unsolicited requests from doctors and hospitals for off label-information. We respond to such requests in a manner we believe is permitted under the FDA Modernization Act, by providing copies of and citations to articles that discuss off-label uses.

We do not believe any of our activities constitute promotion of off-label use. Should the FDA determine, however, that our activities constitute promotion of off-label use, the FDA could bring action to prevent us from distributing our products within the United States for the off-label use, could impose fines and penalties on us and our executives, and could prohibit us from participating in government healthcare programs such as Medicare and Medicaid. We could be required to substantially change our sales, promotion and educational activities. If we are prevented from distributing our products in the United States to treat cardiac arrest, we could lose an estimated 10% and 20% of our current revenues, and up to 25% based on future estimates. FDA actions concerning the promotion of off-label uses are typically expensive, disruptive and burdensome, and generate negative publicity. As a result, such an action could affect our reputation generally and interfere with our ability to sell our products even for approved uses. This would have an even greater negative impact on our sales and financial condition, and may require us to raise additional capital, which may not be available, or, if available may be dilutive to existing shareholders.

In addition to liability under FDA regulations, we may also incur significant liability related to off-label use under other federal and state laws and regulations.

In addition to potential FDA action, other federal and state authorities could bring action against us if they believe our activities constitute promotion of off-label use. The Federal False Claims Act, and similar state laws, imposes civil liability on any person or entity who submits, or causes the submission of a false or fraudulent claim to the U.S. or state governments. Damages under such laws can be significant, including fines and penalties. The Federal False Claims Act also allows a private individual or entity to sue on behalf of the government to recover the civil penalties and treble damages. The U.S. Department of Justice has enforced the Federal False Claims Act against pharmaceutical manufacturers whose promotional practices were found to have included the off-label promotion of drugs. These cases were brought on the grounds that the off-label promotion resulted in the submission of false claims to federal and state healthcare entitlement programs such as Medicare and Medicaid. Such manufacturers have entered into settlements with the federal government under which they paid amounts and entered into agreements that require substantial reporting and remedial actions. The federal authorities, and state equivalents, may likewise seek to enforce the False Claims Act against medical device manufacturers, which may result in similar penalties and have an adverse effect on our U.S. sales. Action could also be brought against us under the Federal Anti-Kickback Act and the Health Insurance Portability and Accountability Act (HIPAA), and equivalent state laws, if we were deemed to have induced physicians to make false claims for services provided. This action can be brought regardless of whether the false claims related to on-label or an off-label use. The probability of success of such an action would be significantly increased if there were an existing finding that our products were misbranded or adulterated, which could result if the products were considered to be marketed for off-label uses.

We face uncertainty related to pricing, reimbursement and health care reform, which could reduce our revenue. In addition, if we are found to be marketing our products for off-label uses, we can be barred from federal and state reimbursement programs, which could jeopardize all of our U.S. sales.

Sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations and other health care related organizations. Both the federal and state governments in the United States, and foreign governments, continue to propose and pass new legislation affecting coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. There may be future changes that result in reductions in current coverage and reimbursement levels for our products, and we cannot predict the scope of any future changes or the impact that those changes would have on our operations.

Adoption of our products by the medical community in the United States may be limited if doctors and hospitals do not receive full reimbursement for our products. Currently, existing procedure codes only cover reimbursement for a portion of the cost of our products. We do not have a specific Current Procedural Terminology, or CPT, reimbursement code for our products in the United States. The use of our product is paid for via two mechanisms. It is expensed within general Diagnosis Related Groups (DRG) and there is a small remuneration provided to the physician for a central line insertion. All our catheters have central line features. There are no disease specific billing codes that apply to the use of our product in the off label cardiac arrest indication. Physicians and hospitals have been using reimbursement codes related to central venous catheters or other critical care codes for our products, which provide only partial reimbursement.

Current cost control initiatives may decrease coverage and payment levels for existing and future products and, in turn, the price that we can charge for any existing product or those that we develop or market in the future. For example, the Medicare Modernization Act revised the Medicare payment methodology for many drugs covered under Medicare. We cannot predict the full impact of the new payment methodologies on our business. We are also impacted by efforts by private third-party payors to control costs. We are unable to predict all changes to the coverage or reimbursement methodologies that will be employed by private or government payors. Any denial of private or government payor coverage or inadequate reimbursement for procedures performed using our products could harm our business and reduce our revenue.

If  we are found by the FDA or other federal or state authorities to be marketing our products for off-label uses, we may be temporarily or permanently barred from participating in government sponsored healthcare programs such as Medicare and Medicaid. We estimate that up to 25% of our current revenues may come from Medicare and Medicaid reimbursement to our customers. However, if we are barred from participating in such programs, hospitals may refuse to purchase our products altogether. As a result, such a ban from participating in these programs could jeopardize all of our U.S. sales.

The FDA has required that we place a warning label on our Cool Line catheter and that we collect safety data on the Cool Line. If the FDA concludes that the Cool Line catheters pose a statistically significant safety risk, it could require that we conduct additional clinical studies or recall the Cool Line in the United States, which could materially impact the sales and marketability of our Cool Line Products in the United States.

We obtained 510(k) clearances for the current indications for which we market our products. However, the FDA may seek to limit or revoke our clearances if safety or effectiveness problems develop. In 2002, we completed a 296-patient randomized, controlled clinical trial in support of our initial regulatory submission to the FDA. Based on the trial results, in August 2003, the FDA granted us 510(k) clearance for our CoolGard system and Cool Line catheter for treatment of fever reduction in patients with cerebral infarction and intracerebral hemorrhage. As a result of higher mortality rates in the clinical trial among patients treated for fever reduction following subarachnoid hemorrhage and primary traumatic brain injury, the FDA did not clear the Cool Line for these two indications. In addition, the FDA required that we place a warning label on our Cool Line catheter which states that the Cool Line is not cleared for treatment of these two indications, and discloses the mortality data associated with the two cleared and two non-cleared indications.

The FDA also required that we conduct a post market surveillance, or PMS, study of 200 patients treated with our Cool Line versus 200 patients from the same hospitals treated with conventional fever control therapies. In February 2006, we filed a report with the FDA on the first 83 patients in the PMS study, which we believed showed good safety results.  In 2007 we requested and obtained approval from the FDA for a retrospective surveillance without informed consent in an effort to increase the rate of enrollment. As of February 2008 we had a total of 169 patients enrolled in the PMS study. However, if these results or subsequent PMS safety data ultimately cause the FDA to conclude that our Cool Line catheters pose a statistically significant safety risk, the FDA could require that we conduct additional clinical studies or recall the Cool Line in the United States. Either of these potential FDA actions could materially impact the sales and marketability of our Cool Line products in the United States.

We have a limited history of commercial sales that makes it difficult to predict future performance and could impair our ability to grow revenue or achieve or maintain profitability.

We were incorporated in December 1991, and recapitalized and reorganized our operations and business in November 1998 to focus on intravascular temperature management. We began very limited sales of earlier versions of our products in Europe in December 2000 and began a more significant international sales launch of our current products in February 2004, when we started building a current network of independent distributors. We began sales in the United States in April 2004 through our own direct sales force. Consequently, we have a limited history of commercial sales of our products, which hinders us from accurately predicting sales and managing our inventory levels. As we expand our business, managing our inventory levels may become more difficult and may affect our cash position and results of operations. Our inability to forecast future revenue or estimated life cycles of products may result in inventory-related charges that would negatively affect our gross margins and results of operations.

If we are unable to achieve continued market penetration with conventional temperature management products, we will be unable to compete effectively.

We principally compete with companies that sell conventional temperature management products such as cooling and warming blankets, ice packs and other external devices. We also compete against companies with newer surface temperature management products, such as Medivance, Inc., a privately held company that sells self-regulating cooling pads. Additionally, we compete with companies that have developed other intravascular approaches that are either pre-commercialization or in early stages of commercialization. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share. We may also face competition from manufacturers of pharmaceuticals and other products that have not yet been developed.

Our ability to compete effectively depends upon our ability to distinguish our products and includes such factors as:

•	product performance;

•	development of successful distribution channels, both domestically and internationally;

•	success and timing of new product development and introductions;

•	intellectual property protection; and

•	quality of customer support.

Cooling and warming blankets are more widely used and less expensive than our products. Newer surface cooling pads have been on the market for approximately the same amount of time as our products and are currently offered at prices similar to those offered for our products. If our potential customers have already purchased competing products, they may feel the need to recoup the cost of those products before they consider purchasing our products, even if they believe our products are superior. If we are unable to achieve continued market penetration, we will be unable to compete effectively. In addition, some of our current and potential competitors may have significantly greater financial, research and development, manufacturing and sales and marketing resources than we do. Our competitors could use their greater financial resources to acquire other companies to gain enhanced name and brand recognition and market share, as well as new technologies or products that could effectively compete with our products.

In addition, competitors that market surface cooling and warming blankets and pads often do so on the basis that such devices are less invasive than our catheters, which must be placed in a vein by a surgeon or other specialist.  We strive to educate customers on the benefits of our superior effectiveness at regulating patient temperature, ease of patient access compared to surface devices, and the fact that a significant majority of patients eligible for our catheters would already be receiving a similar central venous catheter.  However, in situations where a patient might not ordinarily receive a central venous catheter, or in situations where a standard catheter may be indicated but caregivers do not want to try our relatively newer catheter, we may not be able to compete effectively against less invasive temperature management products.

Our products are subject to product defects, recalls or failures, which could harm our financial results.

In manufacturing our products, we depend on third parties to supply various components. Many of these components require a significant degree of technical expertise to produce. Complex medical devices, such as our CoolGard and Thermogard systems, can experience performance problems in the field that require corrective action. If our suppliers fail to produce components to our specifications, or if the suppliers or we use defective materials or poor workmanship in the manufacturing process, the reliability and performance of our products will be compromised. We cannot assure you that our testing procedures will adequately identify all defects in our products or that component failures, manufacturing errors, or inadequate labeling, that could result in an unsafe condition or injury to the operator or the patient, will not occur. If any defects occur, we may incur warranty or repair costs, be subject to claims for damages related to product defects, be required to recall products, or experience manufacturing, shipping or other delays or interruptions as a result of these defects. Any recall would divert management attention and financial resources and could expose us to product liability or other claims, which may not be adequately covered by insurance, and may harm our reputation with customers. A recall involving our CoolGard or Thermogard systems could be particularly harmful to our business and financial results, because our CoolGard and Thermogard systems are necessary components that allow our catheters to work.

Risks Related to Our Operations

We are subject to risks associated with international sales that could harm our financial condition and results of operations.

International sales accounted for 49% and 57% of our revenue for 2007 and 2006, respectively. Although we intend to increasingly focus on sales in the United States, we believe that a significant percentage of our future revenue will continue to come from international sales. In particular, we rely on a network of third-party distributors to market and sell our products in non-U.S. markets. The success of our international sales depends upon a number of factors beyond our control, including the effectiveness and skill of our distributors and their willingness to commit resources and prioritize the sale of our products. These parties may not have the same interests as we do in marketing our products. If these distributors do not actively sell our products, we may be unable to increase or maintain our current level of international revenue. In order to grow our business and expand the territories into which we sell our products internationally, we will need to attract additional skilled distributors in key geographic areas. We cannot assure you that distributors will be available on acceptable terms.

Additionally, international sales are subject to a number of other risks, including:

•	reduced protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory requirements;

•	customs clearance and shipping delays; and

•	political and economic instability.

Additionally, our products and manufacturing facilities are subject to review and inspection by foreign regulatory agencies. Foreign authorities have become increasingly stringent and we and our distributors may be subject to more rigorous regulation in the future. Our failure or the failure of our distributors to comply with foreign regulations may restrict our and our distributors' ability to sell our products internationally.

Risks Related to Our Regulatory Environment

If we fail to maintain U.S. Food and Drug Administration and other government clearances for our current products and indications, or if we fail to obtain clearances for additional products and indications, our business would be significantly harmed.

Compliance with FDA, state and other regulations is complex, expensive and time-consuming. The FDA and state authorities have broad enforcement powers. Federal and state regulations, guidance, notices and other issuances specific to medical devices regulate, among other things:

•	product design, development, manufacturing and labeling;

•	product testing, including electrical testing, transportation testing and sterility testing;

•	pre-clinical laboratory and animal testing;

•	clinical trials in humans;

•	product safety, effectiveness and quality;

•	product manufacturing, storage and distribution;

•	pre-market clearance or approval;

•	record keeping and document retention procedures;

•	product advertising, sales and promotion;

•	PMS and medical device reporting, including reporting of deaths, serious injuries or other adverse events or device malfunctions; and

•	product corrective actions, removals and recalls.

Our failure to comply with any of the foregoing could result in enforcement actions by the FDA or state agencies, which may include fines, injunctions, penalties, recalls or seizures of our products, operating restrictions or shutdown of production. Any noncompliance may also result in denial of our future requests for 510(k) clearance or pre-market approval (PMA) of new products, new intended uses or modifications to existing products and could result in the withdrawal of previously granted 510(k) clearance or PMA. If any of these events were to occur, we could lose customers and our product sales, business, results of operations and financial condition would be harmed.

We may be unable to obtain or maintain international regulatory qualifications, clearances or approvals for our current or future products and indications, which could harm our international business.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, exports of medical devices from the United States are regulated by the FDA. We have obtained a Conformité Européenne, or CE Mark, in Europe for temperature management in patients for whom a central venous catheter is warranted. We have obtained a regulatory license to market our products in Canada for cooling and warming critical care patients, including for cardiac arrest. We have also obtained regulatory clearance to market our products in Australia for cooling and warming critical care patients, and have applied for similar clearances in China, Japan and other Asian countries. Complying with international regulatory requirements can be an expensive and time-consuming process and clearance or approval is not certain. The time needed to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and the requirements for such clearances may be more expensive. Foreign clearances may significantly differ from FDA requirements, and we may be unable to obtain or maintain regulatory qualifications, clearances or approvals in other countries. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market our products in international markets.

We may be subject to production halts and penalties if we or our third-party vendors fail to comply with FDA manufacturing regulations, which could harm our business.

We are required to comply with the FDA's Quality System Regulation, or QSR, which applies to our facility and the facilities of our third-party component manufacturers and sterilizers. The QSR sets forth minimum standards for the design, production, quality assurance packaging, sterilization, storage and shipping of our products. Our products are also covered by FDA regulation that imposes record keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to our products, as well as incorporating certain safety features in the design of our products. The FDA enforces the QSR and performance standards through periodic unannounced inspections. We and our third-party component manufacturers, suppliers and sterilization providers are subject to FDA inspections at all times. Our failure or the failure of our component manufacturers, suppliers and sterilization providers to take satisfactory corrective action in response to an adverse QSR inspection or failure to comply with applicable performance standards could result in enforcement actions, including a public warning letter, a shutdown of manufacturing operations, a recall of products, and civil or criminal penalties.

Future enhancements of our products or new products we may develop may require new clearances or approvals or require that we cease selling such products until new clearances or approvals are obtained, which would harm our revenue and future profitability.

We plan to make modifications to our CoolGard and Thermogard systems and such modifications may require that we apply for additional 510(k) clearances. Any modification to a 510(k)-cleared device that would constitute a change in its intended use, design or manufacture could require a new 510(k) clearance or, possibly, a PMA. If the FDA requires that we submit a new 510(k) or PMA application for the modifications, we may be required to cease promoting or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to fines or other penalties. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

We will spend considerable time and money complying with federal, state and foreign regulations in addition to FDA regulations, and, if we are unable to fully comply with such regulations, we could face substantial penalties.

In addition to FDA regulations, we are subject to extensive U.S. federal and state regulations and the regulations of foreign countries in which we conduct business. The laws and regulations that affect our business, in addition to the Federal Food, Drug and Cosmetic Act and FDA regulations include, but are not limited to:

•	state consumer, food and drug laws, including laws regulating manufacturing;

•	the federal anti-kickback statute, which prohibits compensation for arranging a good or service paid for under federal health care programs;

•	Medicare regulations regarding reimbursement and laws prohibiting false reimbursement claims;

•	federal and state laws protecting the privacy of patient medical information, including the Health Insurance Portability and Accountability Act;

•	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection; and

•	regulations similar to the foregoing outside the United States.

If our operations are found to be in violation of any health care laws or regulations, we may be subject to civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and curtailment of our operations. If we are required to obtain permits or licenses under these laws, we may be subject to additional regulation and incur significant expense. The risk of being found in violation of these laws is increased by the fact that many of them have not been fully or clearly interpreted by the regulatory authorities or the courts, and their provisions are subject to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation.

We depend upon a limited number of suppliers for the components of our products, making us vulnerable to supply shortages and price fluctuations, which could affect our customer demand and our revenue could decline.

Many of the components and materials used in our products are manufactured by a limited number of suppliers, and in some cases one supplier. Any supply interruption or an increase in demand beyond our suppliers' capabilities could harm our ability to manufacture our products until a new source of supply is identified and qualified, which could result in lower revenue. Identifying and qualifying additional suppliers for the components used in our products, if required, may not be accomplished quickly or at all and could involve significant costs. If supply interruptions were to occur, our ability to meet customer demand would be impaired and customers may decide to cancel orders or switch to competitive products. Switching components or materials may require product redesign and new submissions to the FDA that could significantly delay production or, if the FDA refuses to approve the changes, stop us from manufacturing and selling our products.

Our success depends on our ability to manage our business as we increase the scale of our operations.

It may be difficult for us to control costs if we significantly expand our sales, marketing and manufacturing capacities. Changes in manufacturing and rapid expansion of personnel may mean that less experienced people are producing and selling our products, which could result in unanticipated costs and disruptions to our operations. Our success in growing our business will depend upon our ability to implement improvements in our operational systems, realize economies of scale, manage multiple development projects, and continue to expand, train and manage our personnel and distributors worldwide. If we cannot scale and manage our business to expand sales of our products, we may not achieve our desired growth and our financial results may suffer.

We have no experience manufacturing our products in large volumes and at a cost that would enable widespread commercial use.

We have only produced our CoolGard and Thermogard systems and our catheters in low volumes to date. We have no experience in large-volume manufacturing of our systems and catheters. As we manufacture more, we may encounter problems controlling cost and quality. If we cannot manufacture a sufficient supply of our products at required quality levels, market acceptance of our products may be negatively impacted.

We depend on key personnel to operate our business effectively, and the loss of key personnel could harm us.

Our success depends on the skills, experience, technical knowledge and efforts of our officers and other key employees. Alsius does not have employment contracts that require any of its officers or other key employees to remain with Alsius for any period. Any of our officers and other key employees may terminate their employment at any time. In addition, we do not maintain key person life insurance policies covering any of our employees. The loss of any of our senior management could disrupt our business.

We will need to strengthen our internal controls over financial reporting in order to ensure that we are able to report financial results accurately and on a timely basis. If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information.

Prior to our merger with Ithaka Acquisition Corp. in June 2007, we operated as a relatively small privately held company.  We have identified several areas of our internal controls over financial reporting that we will need to strengthen so that we can meet our reporting obligations as a public company in a timely and accurate manner. However, we cannot assure you that material weaknesses, significant deficiencies and control deficiencies in our internal controls over financial reporting will not be identified when we are required to conclude on the effectiveness of our internal control over financial reporting. We will incur substantial expenses relating to improving our internal control over financial reporting. Our accounting and financial reporting functions may not currently have all of the necessary resources to ensure that we will not have significant deficiencies or material weaknesses in our system of internal control over financial reporting. The effectiveness of our internal control over financial reporting may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	inappropriate management override of policies and procedures; and

•	the possibility that any enhancements to disclosure controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information.  In accordance with Section 404 of the Sarbanes Oxley Act of 2002, we will be required to file an auditor's attestation report on the effectiveness of our internal control over financial reporting when we file our annual report for a fiscal year ending on December 31, 2008.

If a natural or man-made disaster strikes our facility, we may be unable to manufacture products for a substantial amount of time and our revenue could decline.

We only have one manufacturing facility, which is located in Irvine, California. We are vulnerable to damage from natural disasters, such as earthquakes, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. Our facility and the equipment that we use to produce our products could require substantial lead-time to repair or replace. In the event of a disaster, we would not have the ability to immediately shift production to another facility or rely on third-party manufacturers. If we were to shift production from one facility to another, we would need FDA authorization to manufacture the product in the new facility. This could take up to six months and we may not be able to outsource manufacturing during that time. We currently carry business interruption insurance with a policy limit of $5.2 million. Our insurance coverage may not be sufficient in scope or amount to cover potential losses, and we do not plan to purchase additional insurance to cover such losses due to the cost of such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Related to Intellectual Property

Intellectual property rights may not provide adequate protection for our products, which could adversely affect our competitive position and may permit others to compete against us more effectively.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and products. As of December 31, 2007, our products were covered by 34 issued U.S. patents. We also have U.S. patent applications pending directed to current and future products. As of December 31, 2007, our products were covered internationally by five issued patents. We have other foreign patent applications pending directed to current and future products. Our patents covering our key markets generally expire between 2018 and 2022. Our foreign patents and applications include patents filed initially in certain countries and patents filed initially in the United States for which it then sought foreign coverage by way of the Patent Cooperation Treaty, or PCT. We cannot be certain which, if any, of its patents individually or as a group will permit us to gain or maintain a competitive advantage. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will provide meaningful protection against competitors or against competitive technologies. Furthermore, the issuance of a patent is not conclusive as to its validity or enforceability. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. Competitors could reverse engineer our products and attempt to replicate them, design around our protected technologies or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

We use trademarks to protect our company name and certain of our product names. Alsius, CoolGard, Thermogard, Cool Line, Icy and Fortius are registered trademarks in the United States and the European Union. We may also rely on common law protections from time-to-time for unregistered trademarks. Since no registration is required in order to establish common law rights to a trademark, it can be difficult to discover whether anyone has trademark rights in a particular mark. If we have to change our name or the name of our products due to infringement, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

We also seek to protect our intellectual property using confidentiality agreements with our employees, consultants and certain vendors. However, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees despite confidentiality agreements and other legal restrictions. Monitoring the unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect its intellectual property will be effective.

If our intellectual property rights are not adequately protected, our competitive position could be adversely affected.

Our products could infringe the intellectual property rights of others. This may lead to costly litigation, result in payment of substantial damages or royalties and prevent us from using technology essential to our products.

In the medical device industry there is often extensive litigation and administrative proceedings regarding patent infringement and intellectual property rights. We cannot assure you that our products or methods do not infringe the patents or other intellectual property rights of others. Intellectual property litigation, with or without merit, is expensive and time-consuming and could divert management's attention. If our products and their uses are successfully challenged, we could be required to pay substantial damages and be prohibited from using technologies essential to our products without the permission of their owners. We do not know whether permission to use others' intellectual property would be available to us on satisfactory terms, or whether we could redesign our products to avoid infringement. We expect that any competitive advantage we may enjoy from our technologies, such as those of our CoolGard and Thermogard systems and catheters, may diminish over time as companies create their own innovations. We will only be able to protect our technologies from unauthorized use by others to the extent that we can pay to enforce our rights, including through litigation.

14.           FEES AND EXPENSES

We will not pay any fees or commissions to any broker, dealer or other person pursuant to the Offer.

15.           ADDITIONAL INFORMATION; MISCELLANEOUS

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer is a part. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that Eligible Participants review the Schedule TO, including the exhibits, and the Company's other materials that have been filed with the SEC before making a decision on whether to accept the Offer.

The Board of Directors of the Company recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and Eligible Participants should consult with personal advisors if option holders have questions about their financial or tax situation. The information about this Offer from the Company is limited to this document.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files and furnishes reports and other information with the Commission. All reports and other documents the Company has filed or furnished with the SEC, including the Schedule TO relating to the Offer, or will file or furnish with the SEC in the future can be accessed electronically free of charge on the SEC's website at www.sec.gov.

Sincerely,
Alsius Corporation 15770 Laguna Canyon Road Irvine, California 92618 (949) 453-0150

ANY QUESTION OR REQUEST FOR ASSISTANCE MAY BE DIRECTED TO THE COMPANY AT THE ADDRESS AND PHONE NUMBER LISTED ABOVE.  REQUESTS FOR ADDITIONAL COPIES OF THE OFFER, THE LETTER OF TRANSMITTAL OR OTHER DOCUMENTS RELATED TO THE OFFER MAY ALSO BE DIRECTED TO THE COMPANY.

SCHEDULE A
FORM OF RSU AWARD AGREEMENT

SCHEDULE B

INFORMATION CONCERNING THE EXECUTIVE OFFICERS

AND DIRECTORS OF ALSIUS CORPORATION

The directors and executive officers of Alsius Corporation are set forth in the following table:

Name	Title
William Worthen	Chief Executive Officer and President
Brett Scott	Chief Financial Officer
H. Michael Ameli	Vice President, Manufacturing
Suzanne Winter	Vice President, Worldwide Sales and Marketing
John Riolo	Vice President of Regulatory, Clinical and Quality Assurance
Paul Brooke	Chairman of the Board
Eric Hecht	Director
Wende Hutton	Director
Jack Lasersohn	Director
Gregory Waller	Director
Kurt Wheeler	Director

The address of each executive officer and director is: c/o Alsius Corporation, 15770 Laguna Canyon Road, Irvine, California 92618.

All executive officers are eligible to participate in this Offer.

None of the non-employee directors are eligible to participate in this Offer.